Filed by Perry Ellis International, Inc.
pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed under Rule 14a-12
under the Securities Exchange Act of
1934, as amended.

Subject Company: Perry Ellis
International, Inc.
Commission File No. 333-103848

Filed by Salant Corporation pursuant to
Rule 14a-12 under the Securities Exchange
Act of 1934, as amended.

Subject Company: Perry Ellis
International, Inc.
Commission File No. 333-103848

Company Contact:

Rosemary Trudeau

Vice President, Finance

Perry Ellis International

(305) 592-2830

Awadhesh Sinha,

Chief Operating Officer

Salant Corporation

(212) 536-5425

Investor Relations:

James Palczynski

Integrated Corporate Relations

(203) 222-9013

PERRY ELLIS AND SALANT ANNOUNCE EXCHANGE RATIO FOR MERGER

FOR IMMEDIATE RELEASE:

MIAMI – June 16, 2003 – Perry Ellis International, Inc. (Nasdaq-NMS: “PERY”) and Salant Corporation (OTCbb: “SLNT”) today announced that the exchange ratio for Perry Ellis’ merger with Salant is 0.2056. The terms of the merger agreement dated February 3, 2003 by and among Perry Ellis, Salant and a newly formed subsidiary of Perry Ellis provided for the merger of Perry Ellis’ subsidiary with and into Salant with

Salant surviving as a direct, wholly owned subsidiary of Perry Ellis. In the merger, each outstanding share of Salant common stock, other than treasury shares and shares held by Salant’s shareholders who have perfected their appraisal rights, will be exchanged for $9.3691 in total value, comprised of $5.3538 in cash and 0.2056 of a share of Perry Ellis’ common stock. Consummation of the transaction is subject to the satisfaction of customary closing conditions, including the approval of Perry Ellis’ shareholders of the issuance of the shares of Perry Ellis’ common stock to Salant’s shareholders in the merger and the adoption of the merger agreement by Salant’s shareholders. Perry Ellis’ 2003 annual meeting of shareholders and Salant’s special meeting of shareholders are being held in New York City tomorrow, June 17, 2003.

The exact exchange ratio was determined by reference to the average closing sale price of a share of Perry Ellis’ common stock as reported on The Nasdaq Stock Market for the 20-consecutive trading day period ending today. The average Perry Ellis closing sale price for such 20-day period was $19.5250.

About Perry Ellis International

Perry Ellis International, Inc. markets products in over 40 different categories under the Perry Ellis(R), Perry Ellis Portfolio(R) and Perry Ellis America(R) trademarks. Perry Ellis(R) products are available in the United States and in more than 26 countries with worldwide retail sales of over $1.5 billion. Supreme International, Inc., a wholly owned subsidiary of Perry Ellis, manufactures, markets and distributes other trademarks both domestically and internationally including: Munsingwear(R), John Henry(R), Manhattan(R), Cubavera(R) and PING(R) Collection, among others. PING(R) is a registered trademark of Karsten Manufacturing Corporation. Jantzen, Inc., a wholly owned subsidiary of Perry Ellis, manufactures, markets and distributes the Jantzen(R), Diving Girl(R) and Southpoint(R) trademarks both domestically and internationally. Additional information on Perry Ellis is available at http://www.perryelliscorporate.com.

About Salant Corporation

Salant Corporation designs, produces, imports and markets to retailers throughout the United States brand name and private-label menswear apparel products. Salant sells its products to department stores, specialty stores, major discounters and national chains. As an adjunct to its apparel operations Salant operates 38 retail outlet stores in various parts of the United States. Salant operates in two business segments, men’s apparel wholesale and retail outlet operations. In fiscal 2001, Salant’s ongoing wholesale business was primarily comprised of Perry Ellis products. Salant markets accessories, dress shirts, slacks and sportswear under the Perry Ellis(R) and Portfolio by Perry Ellis trademarks. Salant also markets products under its Tricots St. Raphael(R) and Axis(R) trademarks and a limited amount of private-label products.

Safe Harbor Statement

Forward-looking statements (statements which are not historical facts) in this release are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The actual results of Perry Ellis could differ materially from those expressed or indicated by forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, the effectiveness of Perry Ellis’ planned advertising, marketing and promotional campaigns, the ability of Perry Ellis to contain costs, Perry Ellis’ future capital needs, changes in fashion trends, risks relating to the retail industry, use of contract manufacturing and foreign sourcing, import restrictions, competition, seasonality, the level of consumer spending for apparel and other merchandise, exposure to foreign currency risk, possible disruption in commercial activities due to terrorist activity and armed conflict and other factors, including those set forth in Perry Ellis’ filings with the Securities and Exchange Commission. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including those risks and uncertainties detailed in the Perry Ellis’ filings with the SEC. Any forward-looking statements speak only as of the day hereof and Perry Ellis disclaims any intent or obligation to update the same.

Perry Ellis filed a Registration Statement on Form S-4 (File No. 333-103848) with the SEC in connection with the proposed merger of its wholly owned subsidiary with Salant Corporation pursuant to a merger agreement dated February 3, 2003. The Registration Statement was declared effective by order of the SEC on May 19, 2003. Perry Ellis and Salant have mailed to their respective shareholders a Joint Proxy Statement-Prospectus, which is contained in the Registration Statement.

Investors and shareholders are urged to read the Registration Statement and the Joint Proxy Statement-Prospectus carefully. The Registration Statement and Joint Proxy Statement-Prospectus contain important information about each of Perry Ellis and Salant, the proposed merger, the persons who will be soliciting proxies related to the merger, their interest in the merger, and related matters and information. Investors and shareholders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov or at one of the SEC’s other public reference rooms in New York, NY or Chicago, Illinois.

Please call the SEC at 1-800-SEC-0330 for further information with respect to the SEC’s public reference rooms. Free copies of these documents may be obtained by contacting Rosemary Trudeau, Perry Ellis’ Vice President-Finance at 305/418-1294. Ms. Trudeau’s email address is rosemary.trudeau@PerryEllis.com.

Perry Ellis, Salant, and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the respective shareholders of Perry Ellis and Salant with respect to the transactions contemplated by the merger agreement. The Joint Proxy Statement-Prospectus contains important information about the persons soliciting the proxies relating to the merger and their interests in such transactions. Information regarding Perry Ellis’ officers and directors is included in the Registration Statement. Information regarding Salant’s officers and directors is included in Salant’s Annual Report on Form 10-K for its fiscal year ended December 28, 2002. Free copies of these documents may also be obtained by contacting each of the companies’ Investor relations Departments, as follows:

For Perry Ellis: Rosemary Trudeau (305) 418-1294

e-mail: Rosemary.Trudeau@perryellis.com

For Salant: Awadhesh Sinha: (212) 536-5425

e-mail: asinha@salant.com